Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Altus Power, Inc., A Market-Leading Clean Electrification Company, Reports Third Quarter 2021

Financial and Operational Results

November 16, 2021 STAMFORD, CT—Altus Power, Inc. (“Altus Power” or the “Company”) today announced financial and operational results for the third quarter ended September 30, 2021.

Altus Power previously announced an agreement for a business combination with CBRE Acquisition Holdings, Inc. (NYSE: CBAH), which is expected to result in Altus Power becoming a public company listed on the New York Stock Exchange. CBAH is a special-purpose acquisition company sponsored by a subsidiary of CBRE Group, Inc. As previously announced, a general meeting of stockholders is scheduled to be held December 6, 2021 to approve the business combination and other proposals.

Altus Power Financial Results and Operational Updates

•	Third quarter 2021 revenues of $20.1 million; up 53% compared to the same period in 2020

•	Third quarter 2021 net loss of $1.3 million compared to net income of $1.9 million for the same period in 2020

•	Third quarter 2021 adjusted EBITDA of $12.0 million; up 58% compared to the same period in 2020

•	Net loss of $1.5 million for the first three quarters of 2021, due largely to expenses associated with the extinguishment of debt

•	Adjusted EBITDA of $30.5 million for the first three quarters of 2021

•	$44.3 million of cash and availability under credit facilities as of September 30, 2021

•	Completed acquisition of 79 MW portfolio of solar generation assets from True Green; added a new state, Tennessee, to Altus Power’s portfolio of operating assets

•	Maintain 900+ megawatts (MW) of actionable pipeline, providing future visibility

•	Moved into expanded headquarters in Stamford, CT to accommodate growing employee count

Altus Power Recent Business Highlights

•	Announced award of 35 MW of community solar projects for development in New Jersey to Altus Power, in partnership with Blackstone’s portfolio company, Link Logistics

•	Announced acquisition of solar generation and energy storage assets in Hawaii

•	Announced acquisition of 9.9 MW of operational solar generation assets in New Jersey

•	Announced appointment of Julia Sears to the new position of Chief Digital Officer

Gregg Felton, Co-CEO of Altus Power, commented “During the third quarter, Altus Power continued to execute on its plans, both operational and financial. We acquired the True Green assets and additional solar and energy storage assets throughout the U.S. We remained focused on our growth plans, including advancing our new partnership with CBRE. We are accomplishing what we set out to do since our inception as a company: delivering end-to-end clean electrification solutions to our customers, and doing so profitably. Altus Power’s unique market position and approach, investment grade funding facilities, and industry partnerships position us well for success now and into the future.”

Third Quarter 2021 Financial Results

Revenue increased to $20.1 million for the three months ended September 30, 2021, an increase of $7.1 million compared to the three months ended September 30, 2020. Revenue increased to $50.2 million for the nine months ended September 30, 2021, an increase of $16.2 million compared to the nine months ended September 30, 2020. These increases were primarily the result of an increase in the number of Altus Power solar energy systems in service subsequent to September 30, 2020.

Net loss was $1.3 million for the three months ended September 30, 2021 compared to net income of $1.9 million for the three months ended September 30, 2020, a decrease of $3.2 million, partially due to loss on extinguishment of debt related to the upsized senior funding facility. Adjusted EBITDA was $12.0 million for the three months ended September 30, 2021 compared to $7.6 million for the three months ended September 30, 2020, an increase of $4.4 million. Net loss was $1.5 million for the nine months ended September 30, 2021 compared to net income of $1.5 million for the nine months ended September 30, 2020, a decrease of $3.0 million. This decrease was largely the result of expenses associated with the extinguishment of debt related to the upsized senior funding facility. Adjusted EBITDA was $30.5 million for the nine months ended September 30, 2021 compared to $19.9 million for the nine months ended September 30, 2020, an increase of $10.6 million. These increases in adjusted EBITDA were the result of revenue growth from new solar energy systems in service increasing at a faster rate than expenses.

The Company ended the third quarter with $34.3 million of cash and $10.0 million of availability on its credit facility, for a total of $44.3 million of available liquidity.

Business Highlights

Altus Power would like to highlight some recent accomplishments to demonstrate our excellence in execution and delivery of our growth plan, including but not limited to the following recent announcements:

On November 8, Altus Power and Link Logistics, operator of the largest portfolio of high-quality logistics real estate assets located exclusively in the U.S., announced plans to build and operate a portfolio of rooftop community solar projects to serve approximately 10,000 residential customers throughout the state of New Jersey with renewable energy. These ambitious programs will support the state’s clean energy goals, which we expect to produce savings for residential customers with the majority of the clean energy to be provided to historically underserved communities throughout the state.

On November 1, Altus Power announced it had acquired a portfolio of operating energy storage and solar generation assets in Hawaii that support clean energy goals and produce savings for local commercial entities, universities, schools and municipal customers.

On October 25, Altus Power announced that it acquired a 9.9 MW solar project in Lafayette Township, New Jersey. This project delivers power to local utilities and receives NJ solar renewable energy credits.

On October 19, Altus Power announced the operationalization of its tenth project in the Solar Massachusetts Renewable Target (SMART) program, located in Hinsdale, Massachusetts. The 4.2 MW solar system is expected to generate nearly 5,000 MWhs of clean electricity per year, saving the equivalent of approximately 3,500 tons of CO2 emissions annually.

On October 6, Altus Power and CBAH held an Analyst Day where the Altus Power and CBAH management teams reviewed Altus Power’s performance milestones to-date as well as the strategic framework for Altus Power’s next phase of transformation and growth. Some of the topics covered included Altus Power’s current business and go-forward strategy within commercial and industrial (C&I) solar generation, community solar, and energy storage; highlights of Altus Power’s strong relationships with current and future investors, including CBRE and Blackstone; and commentary on Altus Power’s end-to-end digital technology and analytics capabilities.

On September 30, Altus Power announced that it had completed a sale leaseback tax equity structure for several SMART solar projects in Massachusetts and several community solar projects in Minnesota. Due to its long-standing funding relationship with Fifth Third Bank, National Association, which has been a financing partner of Altus Power since January 2020, Altus Power was able to efficiently expand into this additional type of tax equity structure with Fifth Third Bank.

Altus Power looks forward to continuing to deliver additional updates on our growth strategy and accomplishments.

Key Hires

Altus Power has increased its number of employees by 64% from the end of the second quarter of 2021 and made several key senior hires during the third and fourth quarters.

Altus Power hired Julia Sears as Chief Digital Officer, who will oversee Altus Power’s technology strategy, which includes creating digital applications for traditional commercial, industrial, and public clients as well as for Altus’ B2C community solar clients and generating innovative digital solutions for Altus’ products and services in energy generation, energy storage, EV charging, and demand and supply chain management.

Altus Power appointed Steve D’Agostino to the new position of Head of Analytics. In this position, Mr. D’Agostino leads the Company’s efforts to enhance Altus Power’s analytics platform to better track the delivery of benefits to the Company’s customers and provide real time analysis of the financial performance of Altus Power’s assets for the benefit of all stakeholders.

Use of Non-GAAP Financial Measures

We present our operating results in accordance with accounting principles generally accepted in the U.S. (“GAAP”). We believe certain financial measures, such as Adjusted EBITDA provide users of our financial statements with supplemental information that may be useful in evaluating our business. The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) plus net interest expense, depreciation, amortization and accretion expense, income tax expense, acquisition and entity formation costs, non-cash compensation expense, and excluding the effect of certain non-recurring items we do not consider to be indicative of our ongoing operating performance such as, but not limited to, state grants, and other miscellaneous items of other income and expenses.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to adjusted EBITDA is net income. The presentation of adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of adjusted EBITDA is not necessarily comparable to adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

GAAP to Non-GAAP Reconciliation

	Q3		YTD
in millions	Q3’21	Q3’20	As of Sept. 30,’21	As of Sept. 30, ’20
GAAP Net (loss) income	$(1.3)	$1.9	$(1.5)	$1.5
Income tax benefit	(2.5)	(1.1)	(1.5)	(0.9)
Interest expense, net	5.2	3.6	14.0	10.3
Depreciation, amortization and accretion expense	5.3	3.0	14.2	8.4
Non-cash compensation expense	0	0	0.1	0.1
Acquisition and entity formation costs	1.0	0.1	1.2	0.4
Other (income) expense, net	4.3	0.1	4.0	0.1
Adjusted EBITDA	12.0	7.6	30.5	19.9

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders of record as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials will contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and definitive proxy statement/prospectus.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’ estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’ business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

Contacts:

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com